Exhibit 99.1

MAGNA INTERNATINAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164

PRESS RELEASE

Opel sale process terminated

AURORA, ON, Nov. 3, 2009 - Magna International Inc. (TSX: MG.A, NYSE: MGA) today announced that it has been advised by General Motors ("GM") that the GM Board of Directors has decided to terminate the sale process for Opel.

Siegfried Wolf, Magna's Co-Chief Executive Officer stated: "We understand that the Board concluded that it was in GM's best interests to retain Opel, which plays an important role within GM's global organization. We will continue to support Opel and GM in the challenges ahead and wish to thank everyone who supported the Opel restructuring process for their tireless efforts and dedication over the past several months. In particular, we wish to thank our partner, Sberbank, for its significant contribution and support throughout this process."

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

We have approximately 72,000 employees in 242 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.

    FORWARD-LOOKING STATEMENTS
    --------------------------
This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions under-lying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assump-tions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; the persistence of low production volumes and sales levels; restructuring of the global automotive industry and the impact on the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing foot-print to take advantage of lower cost manufacturing opportunities; the termin-ation or non-renewal by our customers of any material contracts; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; the continued exertion of pricing pressures by our customers and our ability to offset price concessions demanded by our customers; the impact of government financial intervention in the automotive ndustry; disruptions in the capital and credit markets; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations;
costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling share-holder, the Stronach Trust; and other factors set out in our Annual Informa-tion Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at (905) 726-7100